# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VROOM, INC., CIK 0001580864
CUSIP: 92918V307
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 3600 W Sam Houston Pkwy S, Floor 4, Houston, Texas (TX), 77042
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001278960

## Reporting persons
- Silverback Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: North Carolina (NC); sole voting power 424,873; shared voting power 0; sole dispositive power 424,873; shared dispositive power 0; aggregate amount beneficially owned 424,873 (8.23% of the class)

## Item 1. Issuer
Name of issuer: VROOM, INC.
Address of issuer's principal executive offices: 3600 W Sam Houston Pkwy S, Floor 4, Houston, TX 77042

## Item 2. Person Filing
Name of person filing: Silverback Asset Management, LLC
Address of principal business office or, if none, residence: 1414 Raleigh Road, Suite 250, Chapel Hill, NC 27517
Citizenship: North Carolina

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 424873
Percent of class: 8.23
Sole power to vote or to direct the vote: 424873
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 424873
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Silverback Asset Management, LLC: Laura Kleber, Laura Kleber, CCO (05/14/2025)